Exhibit 99.4

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

AUTOHOME INC.

June 21, 2024

Please vote, sign, date and

mail your proxy card in the

envelope provided so that

your vote is received on or

before June 12, 2024 at

10:00 AM (New York City time).

Please detach along perforated line and mail in the envelope provided

062124

RESOLUTIONS PRESENTED FOR CONSIDERATION AT THE

ANNUAL GENERAL MEETING OF SHAREHOLDERS ON JUNE 21, 2024.

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1. As an ordinary resolution:	FOR	AGAINST	ABSTAIN

THAT Mr. Quan Long be re-elected as a director of the Company and each director of the Company be and is hereby authorized to take any and every action that might be necessary to effect the foregoing resolution as such director, in his or her absolute discretion, thinks fit.

	☐	☐	☐

2. As an ordinary resolution:	FOR	AGAINST	ABSTAIN

THAT Mr. Tao Wu be re-elected as a director of the Company and each director of the Company be and is hereby authorized to take any and every action that might be necessary to effect the foregoing resolution as such director, in his or her absolute discretion, thinks fit.

	☐	☐	☐

3. As an ordinary resolution:	FOR	AGAINST	ABSTAIN

THAT Ms. Keke Ding be re-elected as a director of the Company and each director of the Company be and is hereby authorized to take any and every action that might be necessary to effect the foregoing resolution as such director, in his or her absolute discretion, thinks fit.

	☐	☐	☐

4. As an ordinary resolution:	FOR	AGAINST	ABSTAIN

THAT Dr. Fan Lu be re-elected as a director of the Company and each director of the Company be and is hereby authorized to take any and every action that might be necessary to effect the foregoing resolution as such director, in his or her absolute discretion, thinks fit.

	☐	☐	☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:  Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.